As filed with the U.S. Securities and Exchange Commission on March 17, 2023
Registration No. 333-266796

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐

Post-Effective Amendment No. 1 (Check appropriate box or boxes)	☒

abrdn Global Dynamic Dividend Fund
(Exact Name of Registrant as Specified in Charter)

1900 Market Street, Suite 200
Philadelphia, PA 19103
(Address of Principal Executive Offices)

215-405-5700
(Registrant’s Telephone Number, Including Area Code)

Lucia Sitar, Esq.
c/o abrdn Inc.
1900 Market Street, Suite 200
Philadelphia, PA 19103
215-405-5700
(Name and Address of Agent for Service)

Copies to:
Thomas C. Bogle, Esq.
William J. Bielefeld, Esq.
Dechert LLP
1900 K Street, NW
Washington, DC 20006

It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

The purpose of this Post-Effective Amendment is to file the final and executed Agreements and Plans of Reorganization and the opinions of counsel regarding tax consequences of the reorganizations of the Delaware Enhanced Global Dividend and Income Fund and Delaware Investments® Dividend and Income Fund, Inc. with and into abrdn Global Dynamic Dividend Fund.

The Registrant hereby incorporates by reference the Proxy Statement/Prospectus and Statement of Additional Information filed on September 30, 2022, pursuant to Rule 424 of the General Rules and Regulations of the Securities Act of 1933, as amended (File No. 333-266796).

PART C

Other Information

Item 15. Indemnification

Article IV of the Registrant’s Agreement and Declaration of Trust provides as follows:

4.1            No Personal Liability of Shareholders, Trustees, etc.

No Shareholder of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person in connection with Trust Property or the acts, obligations or affairs of the Trust. Shareholders shall have the same limitation of personal liability as is extended to stockholders of a private corporation for profit incorporated under the general corporation law of the State of Delaware. No Trustee or officer of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person in connection with Trust Property or the affairs of the Trust, save only liability to the Trust or its Shareholders arising from bad faith, willful misfeasance, gross negligence or reckless disregard for his duty to such Person; and, subject to the foregoing exception, all Persons shall look solely to the Trust Property for satisfaction of claims of any nature arising in connection with the affairs of the Trust. If any Shareholder, Trustee or officer of the Trust, as such, is made a party to any suit or proceeding to enforce any such liability, subject to the foregoing exception, he shall not, on account thereof, be held to any personal liability.

4.2            Mandatory Indemnification.

(a) The Trust shall indemnify the Trustees and officers of the Trust (each such person being an “indemnitee”) against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and reasonable counsel fees reasonably incurred by such indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which he may be or may have been involved as a party or otherwise (other than, except as authorized by the Trustees, as the plaintiff or complainant) or with which he may be or may have been threatened, while acting in any capacity set forth above in this Section 4.2 by reason of his having acted in any such capacity, except with respect to any matter as to which he shall not have acted in good faith in the reasonable belief that his action was in the best interest of the Trust or, in the case of any criminal proceeding, as to which he shall have had reasonable cause to believe that the conduct was unlawful, provided, however, that no indemnitee shall be indemnified hereunder against any liability to any person or any expense of such indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence (negligence in the case of Affiliated Indemnitees), or (iv) reckless disregard of the duties involved in the conduct of his position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as “disabling conduct”). Notwithstanding the foregoing, with respect to any action, suit or other proceeding voluntarily prosecuted by any indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such indemnitee was authorized by a majority of the Trustees.

(b) Notwithstanding the foregoing, no indemnification shall be made hereunder unless there has been a determination (1) by a final decision on the merits by a court or other body of competent jurisdiction before whom the issue of entitlement to indemnification hereunder was brought that such indemnitee is entitled to indemnification hereunder or, (2) in the absence of such a decision, by (i) a majority vote of a quorum of those Trustees who are neither Interested Persons of the Trust nor parties to the proceeding (“Disinterested Non-Party Trustees”), that the indemnitee is entitled to indemnification hereunder, or (ii) if such quorum is not obtainable or even if obtainable, if such majority so directs, independent legal counsel in a written opinion conclude that the indemnitee should be entitled to indemnification hereunder. All determinations to make advance payments in connection with the expense of defending any proceeding shall be authorized and made in accordance with the immediately succeeding paragraph (c) below.

(c) The Trust shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Trust receives a written affirmation by the indemnitee of the indemnitee’s good faith belief that the standards of conduct necessary for indemnification have been met and a written undertaking to reimburse the Trust unless it is subsequently determined that he is entitled to such indemnification and if a majority of the Trustees determine that the applicable standards of conduct necessary for indemnification appear to have been met. In addition, at least one of the following conditions must be met: (1) the indemnitee shall provide adequate security for his undertaking, (2) the Trust shall be insured against losses arising by reason of any lawful advances, or (3) a majority of a quorum of the Disinterested Non-Party Trustees, or if a majority vote of such quorum so direct, independent legal counsel in a written opinion, shall conclude, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is substantial reason to believe that the indemnitee ultimately will be found entitled to indemnification.

(d) The rights accruing to any indemnitee under these provisions shall not exclude any other right to which he may be lawfully entitled.

(e) Notwithstanding the foregoing, subject to any limitations provided by the 1940 Act and this Declaration, the Trust shall have the power and authority to indemnify Persons providing services to the Trust to the full extent provided by law provided that such indemnification has been approved by a majority of the Trustees.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Fund pursuant to the foregoing provisions, or otherwise, the Fund has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Fund of expenses incurred or paid by a director, officer or controlling person of the Fund in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Fund will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

4.3            No Duty of Investigation; Notice in Trust Instruments, etc.

No purchaser, lender, transfer agent or other person dealing with the Trustees or with any officer, employee or agent of the Trust shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustees or by said officer, employee or agent or be liable for the application of money or property paid, loaned, or delivered to or on the order of the Trustees or of said officer, employee or agent. Every obligation, contract, undertaking, instrument, certificate, Share, other security of the Trust, and every other act or thing whatsoever executed in connection with the Trust shall be conclusively taken to have been executed or done by the executors thereof only in their capacity as Trustees under this Declaration or in their capacity as officers, employees or agents of the Trust. The Trustees may maintain insurance for the protection of the Trust Property, its Shareholders, Trustees, officers, employees and agents in such amount as the Trustees shall deem adequate to cover possible liability, and such other insurance as the Trustees in their sole judgment shall deem advisable or is required by the 1940 Act.

4.4            Reliance on Experts, etc.

Each Trustee and officer or employee of the Trust shall, in the performance of its duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Trust, upon an opinion of counsel or upon reports made to the Trust by any of the Trust’s officers or employees or by any advisor, administrator, manager, distributor, selected dealer, accountant, appraiser or other expert or consultant selected with reasonable care by the Trustees, officers or employees of the Trust, regardless of whether such counsel or other person may also be a Trustee.

Reference is also made to:

Investment Advisory Agreement between the Registrant and Aberdeen Asset Managers Limited section 7(b).

Item 16. Exhibits

(1)	Charter of Registrant

a.	Agreement and Declaration of Trust(2).

(2)	By-Laws

a.	By-Laws(5).

(3)	Voting Trust Agreement – Inapplicable.

(4)	Agreement of Reorganization

a.	Agreements and Plans of Reorganization(1).

(5)	Instruments Defining the Rights of Holders of the Securities being Registered

a.	See the Agreement and Declaration of Trust (Exhibit 1 above) and the By-Laws (Exhibit 2 above).

(6)	Investment Advisory Contract

a.	Investment Advisory Agreement between the Registrant and Aberdeen Asset Managers Limited(4).

(7)	Distribution Contracts

a.	Dividend Reinvestment Plan(9).

(8)	Bonus or Profit Sharing Contracts – Inapplicable.

(9)	Custody Agreement

a.	Amended and Restated Master Custodian Agreement between the Registrant and State Street Bank and Trust Company (the “Amended and Restated Master Custodian Agreement”) dated November 18, 2010(9).

b.	Amendment dated May 4, 2018 to the Amended and Restated Master Custodian Agreement(9).

(10)	Inapplicable.

(11)	Opinion and Consent of Dechert LLP(9).

(12)	Tax Opinions(1).

(13)	Other Material Contracts

a.	Transfer Agency and Service Agreement with Computershare NA dated July 23, 2010(5).

b.	Amendment to the Transfer Agency and Service Agreement with Computershare NA(7).

c.	Amended and Restated Administration Agreement with Aberdeen Standard Investments Inc.(6).

d.	Amended and Restated Investor Relations Services Agreement(5).

e.	Amended and Restated Schedule A to the Amended and Restated Investor Relations Services Agreement(6).

f.	Expense Limitation Agreement dated September 5, 2018(9).

g.	Form of Amended and Restated Exhibit A to the Expense Limitation Agreement(9).

(14)	Other Opinions

a.	Consent of Independent Registered Public Accounting Firm for the Acquiring Fund(9).

b.	Consent of Independent Registered Public Accounting Firm for DEX(9).

c.	Consent of Independent Registered Public Accounting Firm for the DDF(9).

(15)	Omitted Financial Statements – Inapplicable.

(16)	Powers of Attorney dated August 8, 2022(8).

(17)	Additional Exhibits – Inapplicable.

(18)	Filing Fee Table(1).

(1)	Filed herewith.

(2)	Previously filed as an exhibit to the Registrant’s Registration Statement filed on Form N-2 (File No. 333-134096) as filed on May 12, 2006 and incorporated herein by reference.

(3)	Previously filed as an exhibit to the Registrant’s Form 8-K (File No. 811-21901) as filed on October 4, 2017.

(4)	Previously filed as an exhibit to the Registrant’s Form N-CEN (File No. 811-21901) as filed on June 3, 2019.

(5)	Previously filed on June 22, 2020 as an exhibit to Global Infrastructure Income Fund’s Registration Statement on Form N-2 (file Nos. 333-234722 and 811-23490) and incorporated herein by reference.

(6)	Previously filed on June 25, 2020 as an exhibit to abrdn Global Infrastructure Income Fund’s Registration Statement on Form N-2 (file Nos. 333-234722 and 811-23490) and incorporated herein by reference.

(7)	Previously filed on July 28, 2020 as an exhibit to abrdn Global Infrastructure Income Fund’s Registration Statement on Form N-2 (file Nos. 333-234722 and 811-23490) and incorporated herein by reference.

(8)	Previously filed on August 11, 2022 as an exhibit to the Registrant’s Registration Statement on Form N-14 (file No. 333-266796) and incorporated herein by reference.

(9)	Previously filed on September 28, 2022 as an exhibit to the Registrant’s Registration Statement on Form N-14 (file No. 333-266796) and incorporated herein by reference.

Item 17. Undertakings

(1)            The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933 [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)            The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of Philadelphia and Commonwealth of Pennsylvania, on the 17th day of March, 2023.

ABRDN GLOBAL DYNAMIC DIVIDEND FUND

By:	/s/ Christian Pittard
Christian Pittard, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

/s/ P. Gerald Malone*	Trustee	March 17, 2023
P. Gerald Malone

/s/ Stephen Bird*	Trustee	March 17, 2023
Stephen Bird

/s/ Nancy Yao Maasbach*	Trustee	March 17, 2023
Nancy Yao Maasbach

/s/ John Sievwright*	Trustee	March 17, 2023
John Sievwright

/s/ Christian Pittard	President and Chief Executive Officer (Principal Executive Officer)	March 17, 2023
Christian Pittard

/s/ Sharon Ferrari	Treasurer and Chief Financial Officer (Principal Financial Officer/Principal Accounting Officer)	March 17, 2023
Sharon Ferrari

*This filing has been signed by each of the persons so indicated by the undersigned Attorney-in-Fact pursuant to powers of attorney filed on August 11, 2022 as an exhibit to the Registrant’s Registration Statement on Form N-14 (File No. 333-266796).

*By:	/s/ Lucia Sitar
Lucia Sitar
Attorney-in-Fact pursuant to Powers of Attorney

EXHIBIT LIST

4.a	Agreements and Plans of Reorganization

12	Tax Opinions

18	Filing Fee Table